

October 30, 2008

Room 7010

F. George Orr
Chief Financial Officer, Secretary and Director
Valcent Products Inc.
Suite 1010- 789 West Pender Street, Vancouver
British Columbia V6C 1H2

> **Re:** **Valcent Products Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 000-30858**

Dear Mr. Orr:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief

CC: Peter F. Waltz
(303)796-2777